Exhibit 99.7

Contract number:

yantai-01-2010-0018

LAND USE RIGHTS PURCHASE CONTRACT

The parties of the contract:

The Grantor：Yantai Bureau of Land and Resources, Shandong Province, PRC

Address:  No.7 Xinyuan Street , Laishan District ,Yantai City

Postal code: 264003

Tel: 0535-6719601

Fax: 0535-6719027

The Grantee: Yantai Bohai Pharmaceuticals Group Co., Ltd

Address: No.9 Daxin Road, Zhifu District, Yantai City, Shandong Province, China

Postal code: 264000

Tel: 0535-6853665

Bank: Yantai Laishan branch of China Construction Bank Corporation Limited

Account number: 37001667460050154341

Article I

General Provisions

1.
Pursuant to Property Law of the People’s Republic of China (the “PRC”), Contract Law of the PRC, Land Administration Law of the PRC, Urban Real Property Administration Law of the PRC, and the related administrative regulations and land supply policies and regulations, with the principles of fairness, freedom of contract, fair value, and good faith, the two parties have entered into this agreement.

2.
The ownership of the land belongs to the PRC, the Grantor shall grant land use right pertaining to the Land (as defined in Section 4) pursuant to the applicable law (the “Grant”), not including right or title to any underground resource or buried object.

3.
During the Grant Period (as defined below), the Grantee is entitled to possess, use, make profit from and dispose of the land pursuant to applicable law, the Grantee is entitled to construct buildings and ancillary facilities on the Land.

Article II

The Delivery of the Land and the Payment of the Purchase Price

4.	The Land: the total area of the Land is 333,335 square meters, among which area pertaining to the Grant is 333,335 square meters.

The Land is located in Laishan District High-tech Development Zone.

5.	The Land shall be used for industrial purpose only.

6.
The Grantor shall deliver the Land to the Grantee before January 8th, 2010 (the “Delivery Date”) and shall cause the Land’s ancillary facilities to be in good condition and accessible from adjacent roads and to have adequate utilities systems installed such as cable, electricity, water, and pluming system.

7.	The grant period of the land use right under this Agreement is 50 years (the “Grant Period”), starting from the Delivery Date.

8.	The purchase price for the land use right under this Agreement is RMB 97,500,000.00 (RMB292.50 per square meter) (“the Purchase Price”).

9.	The deposit with respect to the Land shall be RMB 20,000,000.00, which shall be counted towards the Purchase Price.

10.	The Grantee shall pay the Purchase Price to the Grantor,according to the following schedules in 4 installments:

a)	Stage one: RMB 10,000,000.00; the date of payment: by February 28, 2010.

b)	Stage two: RMB 10,000,000.00; the date of payment: by March 26, 2010.

c)	Stage three: RMB 67,750,000.00, the date of payment: by December 25, 2010

d)	Stage four: Pay RMB 9,750,000.00, the date of payment: by March 31, 2011

11.
Upon full payment of the Purchase Price pursuant to this Agreement, the Grantee could apply for the land use right certificate along with a copy of this Agreement, the payment vouchers and the other related materials.

Article III

Development, Construction and Use of the Land

12.	Reserved.

13.
Any building or ancillary facility which the Grantee will construct on the Land   shall conform to the zoning and land planning rules promulgated by the local land administration authorities, which include:

The major building on the Land shall be a factory;

The floor area ratio shall be no less than 1.0;

The building density shall be no less than 0.35;

The greening rate shall be no higher than 15%; and

Other land use requirements as set forth in the land planning proposal.

14.
The Grantee covenants that the Land shall be used for industrial purpose and the total area which is used for administrative office and service facilities shall be  higher than 7% of the total area of the Land.

15.	Reserved.

16.
The Grantee covenants that construction projects pursuant to this Agreement will start before December 31, 2011 (the “Commence Date”). If the Grantee is not able to start constructions on or before the Commence Date, it shall apply for an extension by submitting to the Grantor an application 30 days in advance. Upon the consent of the Grantor, the start time of the construction may be delayed accordingly, but in no case shall it be more than a year after the Commence Date.

17.
In the case that the Grantee conducts its construction project pursuant to this Agreement, any construction work related to water, gas, sewage and the other utilities in and through the Land should be conducted pursuant to applicable regulations. The Grantee agrees to grant local government an easement for any wire or pipeline to go into, through or across the Land which installed for public needs, provided the Grantee shall be compensated by the responsible public authorities for any loss or damages incurred due to the easement.

18.
The Grantee shall use the Land pursuant to this Agreement and comply with the requirements related to the permissible use and floor area ratio set forth herein, which shall not be changed without Grantor’s consent. During the Grant Period, if there is a need to change the use of the Land as set forth under this Agreement ,the parties shall follow the procedure specified below:

a)
The Parties shall obtain applicable approval relate to the propose changes, amend this Agreement or enter into an amended and restated land use right purchase agreement, make any additional payment for the difference between the Purchase Price and the valuation price for the Land based on the proposed changes, and register with applicable authorities related to the proposed change.

19.
During the Grant Period, the local government reserves the right to alter the planning of the Land under this agreement. If there is any revision to the original planning, it shall not affect the existing buildings on the Land. But any alternation, renovation, reconstruction to the existing building or ancillary facility during the Grant Period or the application of the renewal of the land use right at the expiration of this Agreement, shall comply with the requirements set forth by the revised planning.

20.
The Grantor shall not retract the land use right of the Grantee before the expiration of the Grant Period as set forth under this agreement.  Notwithstanding the foregoing, in the event that the Grantor retract the land use right for public needs, the Grantor shall obtain any and all approvals pursuant to applicable law and pay consideration to the Grantee based on the value of the existing building and ancillary facilities on the Land, valuation of the land use right for the remaining Grant Period, and the direct loss for such early termination incurred by the Grantee and verified by valuation.

IV

Transfer, Lease, Mortgage of the Land Use Right

21.
Upon full payment of the Purchase Price pursuant to this Agreement and receipt of the land use right certificate, the Grantee shall have the right to transfer, lease and mortgage all or part of the land use right pursuant to this Agreement, provided that the Grantee has commenced construction on the Land for industrial use as required under this Agreement.

22.
Any transfer, lease or mortgage agreement regarding the land use right for this Land shall not violate any applicable law or this Agreement. Upon transfer of part or all of the land use right, any right and obligation of the Grantee under this Agreement and any land registration documents shall be assumed and borne by the transferee. The grant period applicable to the transferee shall be the remaining Grant Period pursuant to this Agreement.

23.
In the event the Grantee lease part or all of the land use right, the Grantee shall remain responsible under this Agreement and entitled to or borne by any right and obligation pursuant to this Agreement and the land registration documents.

24.
In the event of any transfer or mortgage of the land use right, the parties of such transfer or mortgage shall file registration for the change of the land use right with  the Bureau of Land and Resources along with this Agreement, the transfer or mortgage agreement, and the land use right certificate .

V

Expiration of the Grand Period

25.
If the Grantee, its successor or assignee intends to continue to use the Land pursuant to this Agreement after the expiration of the Grand Period, the Grantee or its successor or assignee shall submit to the Grantor the application for renewal within one year before the expiration of the Grant Period, the Grantor shall approve such application unless the Land is required to be retracted for public needs. Upon the expiration of the land use right related to any residential building, such grand period shall be automatically renewed.

Upon the approval of renewal of the land use right, the Grantee or its successor or assignee shall comply with requirements set forth in the applicable law, enter into a land use right purchase or lease agreement, as the case may be, and make payments for the applicable purchase price or rent.

26.
In the event the application for renewal of the land use right is denied for the purpose of public needs, the Grantee, its successor or assignee shall return the land use right certificate, and conduct the registration of the expiration of the land use right, and the Grantor shall retract the land use right free from any payment or expense. The Parties agree that if the Grantor continues to use the then existing building and ancillary facility on the Land after retracting the land use right, the Grantor shall pay compensation to Grantee or its successor or assignee based on the residual value of the building and ancillary facility on the Land as of the termination date of the land use right.

27.
In the event the Grantee, its successor or assignee shall not apply for renewal at the time of expiration of the land use right, the Grantee, its successor or assignee shall return the land use right certificate, and conduct the registration of the expiration of the land use right, and the Grantor shall retract the land use right free from any payment or expense. The Grantee, its successor or assignee shall maintain the then existing building and ancillary facilities in a good condition until the expiration of the land use right, and the Grantor could continue to use the then existing building and ancillary facilities on the Land free from any payment or expense. If the condition of the then existing building and ancillary facilities are not in a reasonably acceptable condition upon the expiration of the land use right, the Grantor shall have the right to require that the Grantee, its successor or assignee remove the then existing building and ancillary facilities from the Land.

Article VI

Force Majeure

28.
In the event either party fail to fulfill part or all of its obligations under this Agreement due to force majeure, such party shall be exempt from any liabilities related thereto, provided that it shall take all necessary remedial measures to mitigate the loss or damage caused by force majeure. Notwithstanding anything on the contrary, a party shall not be exempt from liabilities due to a force majeure event that occurred during the period when such party is in default.

29.
The party who fails to fulfill its obligation under this Agreement due to force majeure shall notify the other party in writing (by mail, telegram or facsimile)   regarding the force majeure within 7 days after the force majeure event occurs. Within 15 days after the force majeure event occurs, such party shall submit to the other party a report or documental proof that it fails to or is in delay to fulfill part or all of its obligations under this Agreement due to force majeure.

Article VII

Event of Default

30.
The Grantee shall pay the Purchase Price on time pursuant to this Agreement. If it fails to pay the installment when due, it shall pay to the Grantor, on each day when during the default period, a penalty fee which shall equal 1‰ of the defaulted amount. In the event the Grantee fails to pay the required amount 60 days after the applicable due date, the Grantor is entitled to terminate this Agreement, forfeit the Deposit, and request the Grantee to compensate any loss or damage the Grantor suffers due to the Grantee’s default.

31.
In the event the Grantee unilaterally terminates the construction project on the Land, submits to the Grantor an application to terminate this Agreement and to return the Land to the Grantor (the “Termination Request”), upon receiving the approval from the local authorities which approved the original grant of land-use right,  the Grantor shall return to the Grantee part or all of the Purchase Price (excluding any interest or the Deposit) and retract the land use right for the Land as set forth below. The Grantor shall not be obliged to make any payment for, and shall have the right to request Grantee’s removals of, any building, ancillary facility, or fixture on the Land, unless the Grantor continues to use such building, ancillary facility, or fixture.

a)	In the event the Grantee files a Termination Request at least 60 days before 1 year after the Commence Date, the Grantor shall return to the Grantee the Purchase Price excluding the Deposit;

b)
Subject to section a) above, in the event the Grantee files a Termination Request at least 60 days before 2 years (and after 1 year) after the Commence Date, the Grantor shall return to the Grantee Purchase Price (excluding Deposit and the “land idling fee” as stipulated by both parties.

32.
If the Grantee does not make use of the Land for more than one but less than two years, the Grantee shall pay “land idling fee” as required by applicable law; if the idling period exceeds two yeas and on construction has been commenced on the Land, the Grantor is entitled to retract the land use right free from any payment or expense.

33.
If the Grantee does not start the construction project on or before the Commence Date (or any other date as prescribed pursuant to Section 16 based on an extension), the Grantee shall pay to the Grantor a penalty fee equal to 0.3‰ of the Purchase Price on each day while the Grantee is in default. In addition, the Grantor is entitled to require the Grantee to continue to perform under this Agreement.

If the Grantee does not consummate the construction project on or before the date stipulated by both parties, the Grantee shall pay to the Grantor a penalty fee equal to 0.3‰ of the Purchase Price on each day while the Grantee is in default.

34.
If the Grantee fails to satisfy the requirements related to total investment for fixed assets, investment intensity or total development investment as set forth in this Agreement, the Grantee shall pay a penalty fee equal to the product of the Purchase Price multiplied by the percentage of the required investment aggregate amount or the investment intensity index the Grantee has not achieved. In addition, the Grantor is entitled to require the Grantee to continue to perform under this Agreement.

35.
If the floor area ratio or the building density under the contract is lower than the minimum requirements set forth in this Agreement, the Grantor is entitled to require the Grantee pay a penalty fee equal to the product of the Purchase Price multiplied by the percentage of the minimum requirements that the Grantee has not achieved. In addition, the Grantor is entitled to require the Grantee to continue to perform under this Agreement. If the floor area ratio or the building density under this Agreement is higher than the maximum thresholds set forth in this Agreement, the Grantor is entitled to retract a portion of the Land the area of which shall be equal to the product of the total area of the Land multiplied by the percentage of the maximum threshold that was exceeded. In addition, the Grantor is entitled to require the Grantee pay a penalty fee equal to the product of the Purchase Price multiplied by the percentage of the maximum threshold that was exceeded.

36.	Reserved.

37.
If the Grantee has paid the Purchase Price pursuant to this Agreement, then the Grantor must deliver the land on time according to this Agreement. If the Grantor fails to deliver the Land 60 days after the Delivery Date with Grantee’s notice, then the Grantor is entitled to terminate this Agreement, the Grantor shall pay to the Grantee a penalty fee equal to twice of the Deposit and return any other payments made by the Grantee, the Grantee is entitled to require the Grantor to pay for any loss or damage incurred due to Grantor’s failure to deliver.

38.  If the Grantor fails to deliver the Land on time or the Land is not in the condition as required under this Agreement, the Grantee is entitled to require the Grantor to perform its obligations pursuant to the stipulated requirements and pay damages for any loss or expenses directly resulted from the Grantor’s failure to delivery. In such case, the Grant Period shall commence at the date when the Land is restored to the conditions as required under this Agreement.

Article VIII

Governing Law and Dispute Resolution

39.	The making, validity, interpretation and performance and the dispute resolution under this Agreement shall be governed by the laws of PRC.

40.
The Parties shall resolve any dispute arising from the performance of this Agreement through negotiations between the two parties. If a dissolution cannot be reached through negotiation, the Parties shall submit the dispute to Yantai Municipal Government Arbitration Commission for arbitration .

Article IX

Supplementary Provisions

41.	The Grant pursuant to this Agreement has been approved by Yantai Municipal Government. This Agreement shall be effective as of the date signed by the Parties.

42.
Each Party shall ensure the information regarding its name, address, telephone, fax, bank, or agent is true and accurate. If there are changes about the information, the other party shall be notified within 15 days from the date of change, otherwise the Party who changed the information shall be responsible for any loss of liabilities incurred therefrom.

43.	This Agreement has 14 pages. The Chinese version shall control.

44.
The price, amount and area set forth in this Agreement shall be recorded in upper case version and lower case version. Should there be any inconsistency between these two version, the upper case version shall prevail.

45.	The Parties may enter into amendment or supplement to this Agreement with terms mutually agreed upon by both Parties.

46.	This Agreement shall be executed in 4 duplicate originals . The Grantor shall hold 3 originals, the Grantee shall hold 1 original, each of which shall have the same legal effect.

The Grantor:	The Grantee:

Legal/authorized representative	Legal/authorized representative

Yantai Bureau of Land and Resources	Yantai Bohai Pharmaceuticals Group

Shandong Province, PRC	Co., Ltd

[BUREAU STAMP]	[CORPORATE STAMP]

February 22TH 2010